UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2012

        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated February 21, 2012.

Exhibit 99.1

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2011 RESULTS

Highlights

•	Golar LNG Partners reports net income attributable to unit holders of $23.1 million and operating income of $33.7 million for the fourth quarter of 2011
•	Improved operating income as a result of the contribution from new acquisition Golar Freeze
•	Generated distributable cash flow of $20.5 million for the fourth quarter of 2011
•	Dividend increased from $0.40 to $0.43 per unit for the fourth quarter following acquisition of Golar Freeze
•	Golar Winter modifications and charter with Petrobras extended to 2024

Financial Results Overview

Golar LNG Partners L.P ("Golar Partners" or the "Partnership") reports net income attributable to unit holders of $23.1 million and operating income of $33.7 million for the fourth quarter of 2011, as compared to $22.9 million and $28.8 million for the fourth quarter of 2010.

As required by US GAAP, following the acquisition of the floating storage and regasification unit ("FSRU") Golar Freeze from Golar LNG Limited ("Golar"), the results for the fourth quarter of 2011 and comparative numbers for the fourth quarter of 2010 assume that the Golar Freeze was wholly owned by the Partnership for the entire period that the vessel has been under the common control of Golar. These results therefore include the historical carved out results of the Golar Freeze.

Operating results were improved due to increased revenue as a result of inflation escalators within the Petrobras charters and also as a result of lower operating expenses. All vessels operated well throughout the quarter with 100 percent utilisation.

The acquisition of the Golar Freeze for $330 million from Golar was funded by the Partnership assuming debt of $108 million and $222 million of vendor financing provided by Golar. This has resulted in the Partnership's net interest expenses increasing to $6.9 million for the fourth quarter, compared to $4.4 million for the same period last year.

Other financial items were a loss of $0.5 million for the fourth quarter as compared to a gain of $0.9 million for the same period in the prior year. The variance mainly relates to the changes in non-cash mark-to-market valuations of financial derivative instruments, principally interest rate swaps and currency swaps.

The Partnership has accounted for the acquisition of the Golar Freeze as a transfer under common control. Under this method the carrying book value of the net assets acquired are recognised on the Partnership's balance sheet. The excess of proceeds paid by the Partnership over Golar's historical cost is accounted for as an equity distribution to Golar.

The Partnership's Distributable Cash Flow1 for the fourth quarter at $20.5 million is an improvement from $18.4 million in the third quarter of 2011.

Golar Partners declared a dividend for the fourth quarter of $0.43 per unit, representing a 7.5% increase from the previous quarter's distribution. The dividend was paid on February 15, 2012.

Golar Winter Modifications and Charter Extension

As announced on January 19, 2012, Golar Partners has reached agreement with Petrobras to make certain modifications to the Golar Winter FSRU and to extend the term of the contract by 5 years to 2024.

Petrobras have taken the decision to move the Golar Winter FSRU from its present site in Rio de Janeiro to Bahia and as a consequence the vessel will require certain modifications including the addition of LNG loading arms. Golar Partners has agreed to make these modifications and Petrobras have agreed to an increase in the charter rate in return for the upgrades to be made to the vessel.

In addition to the 5 year extension, Golar Partners will receive, in nominal terms, approximately $24 million in additional revenue over the term of the contract before the effect of rate escalation as provided for in the time charter.

The vessel is due to be delivered at its new site in the third quarter 2013 at which point the new charter rate will commence. The vessel is expected to incur offhire time of approximately the same amount as would be incurred during its normal five yearly drydocking, which will be undertaken at the same time. Golar Partners will enter into an agreement with Golar under which Golar will undertake the modification work.

Golar Partners will finance the modification work with cash and undrawn credit facilities but may also take the commitment into account in future debt or equity transactions.

The contract extension means the average contract length in the Partnership is increased to approximately 9.2 years and total contracted revenue is improved significantly to approximately $1.9 billion.

As a result of the above there are no longer purchase options in respect of both the Golar Winter or the Golar Spirit.

Golar LNG Limited's Newbuilding Programme

Golar recently announced that it has entered into contracts with Hyundai Heavy Industries to build two LNG carriers for delivery in 2014. This increases Golar's newbuild programme to eleven vessels consisting of nine LNG carriers and two FSRUs. Five of the newbuilds are due for delivery in 2013 with the rest in 2014. Given the positive outlook for the LNG market, Golar's expanded newbuilding program is extremely positive for the future growth potential of the Partnership.

Golar Freeze Acquisition

The Partnership successfully acquired the Golar Freeze from Golar in October 2011. The purchase price was $330 million and was financed by assuming the existing debt on the FSRU and $222 million of vendor financing from Golar. The Golar Freeze is expected to contribute approximately $46 million in additional revenues during the remaining contract period of 8.5 years.

As a result of the Golar Freeze acquisition the Partnership has increased its dividend from $0.385 per quarter at IPO to $0.43 per quarter.

1 Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Financing and Liquidity

As at December 31, 2011 the Partnership had cash and cash equivalents of $46.0 million and undrawn revolving credit facilities of $20 million. Total debt and capital lease obligations net of restricted cash was $726.2 million as of December 31, 2011.

Based on the above debt amount and annualised fourth quarter EBITDA Golar Partners has a debt to EBITDA multiple of 4.3 times, which leaves significant flexibility to finance further growth given debt covenant requirements of 6.5 times.

As noted above GAAP requires that the Golar Freeze be recorded on the Partnership's balance sheet at the historical book value in Golar's books. The excess of the purchase price over this carrying value, which amounted to $165 million, is treated as a distribution to Golar and has therefore reduced book equity.

As at December 31, 2011, Golar Partners had interest rate swaps with a notional outstanding value of $466 million representing approximately 92% of senior bank debt and capital lease obligations, net of restricted cash. The average fixed interest rate of these swaps is approximately 2.7%. Average margins paid on outstanding debt, including the Golar Freeze debt in addition to the interest rate are approximately 1.5%. The fixed rate of interest paid on the Golar LNG loan is 6.75%.

Outlook

The acquisition of the Golar Freeze marked the first step in the Partnership's growth strategy. The transaction has given rise to a quarterly distribution increase from $0.385 per unit to $0.43 per unit which represents an 11.7% increase from the minimum quarterly distribution set at the initial public offering in April 2011.

The agreements with Petrobras in connection with the Golar Winter are also very positive for the Partnership. In addition to increased revenue following the modifications to the vessel, the extension of the contract by 5 years to 2024, for a contract that has inflation escalation built into it, provides significant future cash flow stability with some growth. This is also positive for the Partnership's debt financing ability because financing banks will give significant credit to the extended contracted cash flow. The extension is also evidence of the recognition of the Partnership and Golar as an operator of FSRU's.

Growth for 2012 is expected to come from Golar Partners option to acquire the FSRU Khannur, which is contracted under an 11 year charter to Nusantara Regas (a joint venture between Pertamina and Indonesian gas distributor PGN) as well as the potential dropdown from Golar of additional LNG carriers. Golar Partners has the right to acquire any of Golar's LNG carriers and FSRUs that in the future obtain charters of greater than five years. In addition to the Khannur, Golar's current fleet consists of four modern LNG carriers, three older LNG carriers, nine newbuilding LNG carriers ordered and two newbuilding FSRUs ordered.

The fundamental outlook for the LNG industry over the coming years continues to be positive. LNG supply and demand are forecasted to grow strongly and this will require additional infrastructure including LNG carriers and FSRU's. Particularly positive for LNG shipping is the development of LNG exports from the US which will likely have a high shipping requirement given that much of the output is likely to be shipped to Asia. The growth in LNG supply improves the ability of new markets to access LNG, which is leading to the continued strong interest in FSRU solutions.

The Board therefore believes that Golar Partners has outstanding potential and opportunity to increase quarterly cash distributions and to be one of the fastest growing MLP structures in the years to come.

February 21, 2012
Golar LNG Partners L.P.
Hamilton, Bermuda.

Questions should be directed to:
C/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo or Graham Robjohns

 Golar LNG Partners LP

 UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME

	2011[1]	2010[1]	2011[1]	2011[1]	2010[1]
	Oct- Dec	Oct-Dec	Jul- Sep	Jan - Dec	Jan - Dec
(in thousands)

Total operating revenues	$51,398	$50,226	$51,776	$203,725	$182,540
Vessel operating expenses	7,787	9,605	7,935	33,069	32,505
Voyage costs	43	42	35	238	1,950
Administrative expenses	829	1,447	1,372	5,203	5,591
Depreciation and amortization	8,991	8,868	8,893	35,634	33,068
Impairment of long-term assets	-	1,500	-	-	1,500
Total operating expenses	17,650	21,462	18,235	74,144	74,614
Operating income	33,748	28,764	33,541	129,581	107,926
Financial income (expenses)
Interest income	511	606	386	1,547	3,388
Interest expense	(7,363)	(4,974)	(4,365)	(19,880)	(17,952)
Other financial items	(549)	859	(12,343)	(20,115)	(20,629)
Net financial expenses	(7,401)	(3,509)	(16,322)	(38,448)	(35,193)
Income before tax and non-controlling interests	26,347	25,255	17,219	91,133	72,733
Tax	(783)	(133)	(230)	(1,609)	(1,122)
Net income	25,564	25,122	16,989	89,524	71,611
Net income attributable to non-controlling interests	(2,439)	(2,238)	(2,539)	(9,863)	(9,250)
Net income attributable to Golar LNG Partners LP Owners	$23,125	$22,884	$14,450	$79,661	$62,361

(1) Results for the Golar Freeze for the periods prior to her acquisition by the Partnership (on October 19, 2011) when she was owned and operated by Golar LNG Limited have been combined with the previously published results of the Partnership and are included in the results of all periods presented. These results are referred to as the Dropdown Predecessor.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

	At December 31, 2011	At December 31, 2010
(in thousands)

ASSETS
Short-term
Cash and cash equivalents	45,962	44,100
Restricted cash and short-term investments	24,512	21,815
Other current assets	3,065	2,902
Amounts due from related parties	3,076	18,824
Long-term
Restricted cash	140,262	140,970
Vessels and vessels under capital leases, net	853,055	888,734
Other long term assets	5,563	18,548
Total Assets	$1,075,495	$1,135,893

LIABILITIES AND EQUITY
Short-term
Current portion of long-term debt	49,906	47,390
Current portion of obligations under capital leases	3,240	3,113
Other current liabilities	75,414	69,937
Amounts due to related parties	-	369
Long-term
Long-term debt	350,668	400,574
Long-term debt due to related parties	222,310	-
Obligations under capital leases	264,840	268,380
Other long-term liabilities	19,153	70,870
Total Liabilities	985,531	860,633

Equity
Owner’s and Dropdown Predecessor equity (note 1)	-	219,790
Total Partners’ capital	32,069	-
Accumulated other comprehensive income (loss)	(5,039	-
Non-controlling interest	62,934	55,470

Total liabilities and equity	$1,075,495	$1,135,893

(1) The Partnership’s balance sheet as at December 31, 2010 has been retroactively adjusted to include the net assets relating to the Golar Freeze. Periods prior to her acquisition by the Partnership (on October 19, 2011), when she was owned and operated by Golar LNG Limited are referred to as the Dropdown Predecessor.

Golar LNG Partners LP

 UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASHFLOWS

(in thousands )	Year ended December 31,
	2011	2010

OPERATING ACTIVITIES
Net income	89,524	71,611
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,634	33,068
Amortization of deferred tax benefits on intragroup transfers	(540)	-
Impairment of long-term assets	-	1,500
Amortization of deferred charges	848	769
Drydocking expenditure	-	(7,266)
Trade accounts receivable	407	(154)
Inventories	30	186
Prepaid expenses, accrued income and other assets	378	(982)
Amount due to/ from related companies	15,379	(29,047)
Trade accounts payable	(485)	1,589
Accrued expenses and deferred income	(510)	909
Unrealized foreign exchange losses / (gains)	1,040	(4,139)
Interest element included in obligations under capital leases	897	997
Loss on termination of lease financing arrangements	-	1,758
Other current liabilities	7,701	11,531
Net cash provided by operating activities	150,303	82,330

INVESTING ACTIVITIES
Additions to vessels and equipment	(858)	(30,231)
Restricted cash and short-term investments	(2,686)	201,172
Net cash (used in) provided by investing activities	(3,544)	170,941

FINANCING ACTIVITIES
Proceeds from long-term debt	-	125,000
Proceeds from long-term debt to related parties	222,310	-
Repayments of obligations under capital leases	(3,532)	(173,696)
Repayments of long-term debt	(47,400)	(79,658)
Non-controlling interest dividend	(2,400)	(3,120)
Financing costs paid	(857)	(2,296)
Cash distributions paid	(29,276)	-
Dropdown predecessor dividend	(24,336)	-
Distribution to Golar LNG for acquisition of Golar Freeze	(231,579)	-
Repayments of owner’s funding	(27,827)	(103,270)
Net cash used in financing activities	(144,897)	(237,040)

Net increase in cash and cash equivalents	1,862	16,231
Cash and cash equivalents at beginning of period	44,100	27,869
Cash and cash equivalents at end of period	$45,962	$44,100

(1)	Cashflows relating to the Golar Freeze for the periods prior to her acquisition by the Partnership (on October 19, 2011) when she was owned and operated by Golar LNG Limited have been combined with the previously published cash flows of the Partnership. These cash flows are referred to as the Dropdown Predecessor. As of October 19, 2011, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis.

(2)	On April 13, 2011, the Partnership completed its initial public offering (“IPO”). Prior to April 13, 2011, the results of operations, cash flows and balance sheet have been carved out of the consolidated financial statements of Golar LNG Limited and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in four vessels, the Golar Mazo, the Methane Princess, the Golar Spirit and the Golar Winter (“Initial Fleet”). Accordingly, the historical combined carve-out interim financial statements prior to April 13, 2011 reflect allocations of certain administrative and other expenses, including share options and pension costs, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the audited combined financial statements for the year ended December 31, 2010 contained in the Registration Statement filed by Golar Partners with the U.S. Securities and Exchange Commission in connection with the IPO. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.

(3)	Subsequent to the IPO in April 2011, on October 19, 2011, the Partnership acquired from Golar LNG Limited, 100% interests in subsidiaries which owned the FSRU, the Golar Freeze. This transaction is deemed also to be a business acquisition between entities under common control. As a result, the Partnership’s financial statements have been retroactively adjusted for all periods to include the results, cash flows and net assets of the Golar Freeze, herein referred to as the “Dropdown Predecessor” during the periods under common control of Golar LNG Limited. The basis is similar to the carve out of the initial fleet as described above using a historical combined carve-out basis.

APPENDIX A – RECONCILATION OF NON-GAAP FINANCIAL MEASURE

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortisation, unrealized gains and losses from derivatives, unrealised foreign exchange gains and losses, other non-cash items, maintenance and replacement capital expenditures and Dropdown Predecessor’s net income before depreciation and amortisation. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner’s performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

	Three months ended December 31, 2011	Three months ended September 30, 2011
(in thousands)

Net income	$25,564	$16,989
Add:
Depreciation and amortization	8,991	8,893
Unrealized (gain) / loss from interest rate derivatives	(32)	9,065
Unrealized net (gain) / loss from foreign exchange and related foreign currency derivatives	(977)	1,494
Amortization of deferred tax benefit on intragroup transfer	-	(270)
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(8,148)	(5,823)
Non-controlling interests’ share of DCF before maintenance and replacement capital expenditure	(3,112)	(3,144)
Dropdown Predecessor’s net income before depreciation and amortization	(1,808)	(8,797)

Distributable cash flow	$20,478	$18,407

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	statements about FSRU and LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;
•	statements about Golar Partners and Golar LNG's ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels;
•	Golar Partners anticipated growth strategies;
•	the effect of the worldwide economic slowdown;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;
•	forecasts of Golar Partners ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;
•	Golar Partners future financial condition or results of operations and our future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps;
•	Golar Partners ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by the Partnerships charterers;
•	Golar Partners ability to maintain long-term relationships with major LNG traders;
•	Golar Partners ability to purchase vessels from Golar LNG in the future;
•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;
•	Golar Partners ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	timely purchases and deliveries of newbuilding vessels;
•	future purchase prices of newbuildings and secondhand vessels;
•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to Golar Partners business;
•	availability of skilled labor, vessel crews and management;
•	Golar Partners anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	Golar Partners ability to retain key employees;
•	customers' increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of Golar Partners common units in the public market;
•	Golar Partners business strategy and other plans and objectives for future operations; and
•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Golar Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: February 21, 2012	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer